Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2015

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$227,532,629

Add:
Interest on indebtedness (excluding capitalized interest)	178,226,457
Amortization of debt related expenses	(9,409,919)
Portion of rents representative of the interest factor	6,053,697
402,402,864

Distributed income from equity investees	149,140,994

Pretax earnings from continuing operations, as adjusted	$551,543,858

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$182,010,913
Preferred dividend factor	44,911,664
Amortization of debt related expenses	(12,957,074)
Portion of rents representative of the interest factor	6,053,697

Combined fixed charges and preferred stock dividends	$220,019,200

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5